

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

<u>Via E-mail</u>
Mr. Clint C. Freeland
Executive Vice President and Chief Financial Officer
Dynegy, Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

      Re: **Dynegy, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 8, 2011
               File No. 001-33443
               Dynegy Holdings, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 8, 2011
               File No. 000-29311

Dear Mr. Freeland:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief